Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the Three Months Ended
	March 31,
	2005	2006
Earnings
Pre-tax income (loss) from continuing operations	$114	$540
Minority interests in consolidated subsidiaries	7	1
(Income) loss from equity investees	(190)	(45)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and (income) loss from equity investees	(69)	496

Fixed charges	368	367
Distributed income of equity investees	83	55
Capitalized interest	(9)	(10)
Preferred returns on consolidated subsidiaries	(7)	(1)

Total earnings available for fixed charges	$366	$907

Fixed charges
Interest and debt expense	$356	$362
Interest component of rent	5	4
Preferred returns on consolidated subsidiaries	7	1

Total fixed charges	$368	$367

Ratio of earnings to fixed charges(1)	—	2.47

Fixed charges
Interest and debt expense	$356	$362
Interest component of rent	5	4
Preferred returns on consolidated subsidiaries	7	1
Preferred stock dividend of parent	—	14

Total fixed charges	$368	$381

Ratio of earnings to combined fixed charges and preferred stock dividends(1)	—	2.38

(1)	Earnings were inadequate to cover fixed charges by $2 million for the quarter ended March 31, 2005

For purposes of computing these ratios, earnings means pre-tax income (loss) from continuing operations before:
- minority interests in consolidated subsidiaries;
- income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and
- fixed charges;
less:
- capitalized interest; and
- preferred returns on consolidated subsidiaries.

Fixed charges means the sum of the following:
- interest costs, not including interest on rate refunds;
- amortization of debt costs;
- that portion of rental expense which we believe represents an interest factor; and
- preferred stock dividends and preferred returns on consolidated subsidiaries.